

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 12, 2017

Via E-mail
Mr. Ashish R. Parikh
Chief Financial Officer
Hersha Hospitality Trust
44 Hersha Drive
Harrisburg, PA 17102

    Re: **Hersha Hospitality Trust**
           Form 10-K for the fiscal year ended December 31, 2016
           Filed February 24, 2017
           File No. 001-14765

           Form 8-K
           Filed July 26, 2017
           File No. 001-14765

Dear Mr. Parikh:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Note 1. Organization and Summary of Significant Accounting Policies, page 68

Principles of Consolidation and Presentation, page 69

1.   We note your disclosure that all of your operating segments meet the aggregation criteria to be grouped as a single reportable segment. Please tell us how you considered the need to aggregate your operating segments into reportable segments by brand, property type, or geographic location. In your response, please explain to us in sufficient detail how you determined all of your operating segments meet the aggregation criteria of ASC Topic 280-10-50-11.

Form 8-K filed July 26, 2017

Exhibit 99.1

2017 Outlook, page 4

2.   We note that you provide full-year 2017 guidance ranges for Adjusted EBITDA and Adjusted FFO. Given the lack of similar quantitative reconciliation between the GAAP and non-GAAP information, please clarify how your presentation satisfies the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K. Reference is also made to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Hotel EBITDA, page 14

3.   In future filings, please revise to present a separate Hotel EBITDA reconciliation to comply with Item 10(e)(1)(i)(B) of Regulation S-K, which requires a reconciliation of non-GAAP financial measures disclosed or released with the most directly comparable GAAP measure (i.e. net income). This comment should also be applied to your presentation within the supplemental information posted on your website.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities